SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.    English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A. as of June 30, 2021, and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of June 30, 2021

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2021

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$95.72 = US$1 as of June 30, 2021

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND 2020

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		June 30,	December 31,
ASSETS	Note	2021	2020
Current Assets
Cash and cash equivalents	2	16,414	23,219
Investments	2	34,529	8,199
Trade receivables	3	20,806	23,756
Other receivables	4	6,617	6,913
Inventories	5	3,329	4,665
Total current assets		81,695	66,752
Non-Current Assets
Trade receivables	3	65	74
Other receivables	4	2,025	2,006
Deferred income tax assets	13	492	516
Investments	2	2,466	2,696
Goodwill	6	315,425	315,702
Property, plant and equipment	7	385,976	402,120
Intangible assets	8	124,916	130,370
Right of use assets	9	26,354	22,273
Total non-current assets		857,719	875,757
TOTAL ASSETS		939,414	942,509
LIABILITIES
Current Liabilities
Trade payables	10	42,912	49,325
Financial debt	11	52,717	52,138
Salaries and social security payables	12	13,078	17,967
Taxes payables	14	6,945	4,686
Dividends payables	2	321	-
Leases liabilities	15	5,445	4,181
Other liabilities	16	2,326	2,584
Provisions	17	1,993	2,026
Total current liabilities		125,737	132,907
Non-Current Liabilities
Trade payables	10	1,665	3,068
Financial debt	11	187,568	198,762
Salaries and social security payables	12	1,035	1,053
Deferred income tax liabilities	13	120,248	99,851
Taxes payables	14	-	7
Leases liabilities	15	10,608	8,730
Other liabilities	16	1,408	1,449
Provisions	17	8,316	9,352
Total non-current liabilities		330,848	322,272
TOTAL LIABILITIES		456,585	455,179
EQUITY
Equity attributable to Controlling Company		475,664	479,310
Equity attributable to non-controlling interest		7,165	8,020
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		482,829	487,330
TOTAL LIABILITIES AND EQUITY		939,414	942,509

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2021	2020	2021	2020
Revenues	21	88,430	97,664	180,018	196,999
Employee benefit expenses and severance payments	22	(18,193)	(18,121)	(35,203)	(36,677)
Interconnection and transmission costs		(3,103)	(3,720)	(6,646)	(6,911)
Fees for services, maintenance, materials and supplies	22	(10,170)	(9,750)	(20,505)	(20,636)
Taxes and fees with the Regulatory Authority	22	(6,814)	(7,341)	(13,937)	(14,904)
Commissions and advertising		(5,188)	(4,880)	(10,050)	(10,531)
Cost of equipment and handsets	22	(4,881)	(3,045)	(9,221)	(6,607)
Programming and content costs		(5,799)	(6,024)	(12,548)	(13,504)
Bad debt expenses	3	(1,962)	(4,491)	(3,113)	(8,049)
Other operating expenses	22	(4,402)	(3,278)	(7,541)	(7,307)
Depreciation, amortization and impairment of fixed assets	22	(28,590)	(24,375)	(55,949)	(50,108)
Operating (loss) income		(672)	12,639	5,305	21,765
Earnings from associates	2	24	179	115	324
Debt financial results	23	8,713	(14,261)	12,145	(19,158)
Other financial results, net	23	2,364	2,472	6,445	4,957
Income before income tax expense		10,429	1,029	24,010	7,888
Income tax expense	13	(22,100)	(2,264)	(25,682)	(4,943)
Net (loss) income for the period		(11,671)	(1,235)	(1,672)	2,945

Attributable to:
Controlling Company		(11,703)	(1,415)	(2,005)	2,619
Non-controlling interest		32	180	333	326
		(11,671)	(1,235)	(1,672)	2,945

Earnings (losses) per share attributable to Controlling Company - Basic and diluted	1.d	(5.43)	(0.66)	(0.93)	1.22

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020

Net (loss) income for the period	(11,671)	(1,235)	(1,672)	2,945

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(2,272)	344	(2,246)	(1,245)
NDF effects classified as hedges	73	23	142	(485)
Income Tax effects on NDF classified as hedges and others	(15)	(5)	(49)	133
Other comprehensive (loss) income, net of tax	(2,214)	362	(2,153)	(1,597)

Total comprehensive (loss) income for the period	(13,885)	(873)	(3,825)	1,348

Attributable to:
Controlling Company	(13,393)	(1,156)	(3,664)	1,312
Non-controlling interest	(492)	283	(161)	36
	(13,885)	(873)	(3,825)	1,348

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value (1)	Inflation adjustment	Contributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (2)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2020	2,154	115,540	334,240	6,644	2,561	8,662	64,765	2,668	(5,050)	(1,107)	(10,559)	520,518	8,133	528,651
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	-	-	-	-	-	(3,057)	(7,442)	-	-	-	10,499	-	-	-
- Reserves reallocation	-	-	(17,232)	-	-	(5,605)	17,232	5,605	-	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	-	-	-	(463)	(463)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (4)	-	-	-	-	-	-	-	-	-	12	-	12	-	12
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	2,619	2,619	326	2,945
Other comprehensive income	-	-	-	-	-	-	-	-	(1,307)	-	-	(1,307)	(290)	(1,597)
Total Comprehensive Income	-	-	-	-	-	-	-	-	(1,307)	-	2,619	1,312	36	1,348

Balances as of June 30, 2020	2,154	115,540	317,008	6,644	2,561	-	74,555	8,273	(6,357)	(1,095)	2,559	521,842	7,706	529,548

Balances as of January 1, 2021	2,154	115,540	317,008	6,644	2,561	-	50,602	-	(6,910)	(1,067)	(7,222)	479,310	8,020	487,330
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	-	-	-	-	-	-	(7,162)	-	-	-	7,162	-	-	-
- Reserves reallocation	-	-	(14,686)	-	-	-	14,686	-	-	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	-	-	-	(694)	(694)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment (4)	-	-	-	-	-	-	-	-	-	18	-	18	-	18
Comprehensive income:
Net (loss) income for the period	-	-	-	-	-	-	-	-	-	-	(2,005)	(2,005)	333	(1,672)
Other comprehensive income	-	-	-	-	-	-	-	-	(1,659)	-	-	(1,659)	(494)	(2,153)
Total Comprehensive Income	-	-	-	-	-	-	-	-	(1,659)	-	(2,005)	(3,664)	(161)	(3,825)

Balances as of June 30, 2021	2,154	115,540	302,322	6,644	2,561	-	58,126	-	(8,569)	(1,049)	(2,065)	475,664	7,165	482,829

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(3) Corresponds to non-controlling interest of Núcleo.

(4) On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors. This transaction has an impact of $133 in Other deferred under Equity Attributable to Controlling Shareholders in the unaudited consolidated financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Six-month periods ended June 30,
	Note	2021	2020
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the period		(1,672)	2,945
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		4,352	9,260
Depreciation of property, plant and equipment	7	44,931	40,001
Amortization of intangible assets	8	6,432	6,233
Amortization of rights of use assets	9	4,073	3,650
Earnings from associates	2.a	(115)	(324)
Disposals of fixed assets and consumption of materials		1,011	614
Financial results and others		(18,783)	10,973
Income tax expense	13	25,682	4,943
Income tax paid (*)		(830)	(1,087)
Net increase in assets	2.b	(10,533)	(11,582)
Net increase in liabilities	2.b	1,792	5,382
Total cash flows provided by operating activities		56,340	71,008
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(31,059)	(32,759)
Intangible asset acquisitions		(990)	(1,050)
Proceeds from dividends	2.b	194	23
Proceeds from the sale of property, plant and equipment and intangible assets		28	-
Investments not considered as cash and cash equivalents net acquisitions		(27,141)	(1,618)
Total cash flows used in investing activities		(58,968)	(35,404)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	33,323	41,587
Payment of financial debt	2.b	(22,382)	(30,504)
Payment of interests and related expenses	2.b	(11,189)	(14,192)
Payments of leases liabilities	15	(2,536)	(3,681)
Payments of cash dividends	2.b	(330)	(231)
Total cash flows (used in) from financing activities		(3,114)	(7,021)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,742)	28,583
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		23,219	43,647
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,063)	1,612
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		16,414	73,842

(*)	Six-month periods ended June
	2021	2020
Corresponding to Controlling Company – tax withholdings	(707)	(1,062)
Corresponding to subsidiaries	(123)	(25)
	(830)	(1,087)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND 2020 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the LGS, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the LGS.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the LGS.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

NYSE: New York Stock Exchange.

TELECOM ARGENTINA S.A.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SEC: Securities and Exchange Commission of the United States of America.

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2020. The annual financial statements can be consulted at the website of Telecom Argentina (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct and indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (b)	Security solutions and services	Argentina	100.00%

(a)   Includes the 100% interest in Telemas S.A., whose objective is managing the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(b)   Company started on December 30, 2020 and registered in the IGJ on June 9, 2021. As of June 30, 2021 is a dormant entity.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of June 30, 2021 (see item e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of June 30, 2021, were approved by resolution of the Board of Directors’ meeting held on August 6, 2021.

b)   Unaudited consolidated financial statement formats

The unaudited consolidated financial statement formats adopted are consistent with IAS 1. In particular:

•     the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•     the consolidated income statements have been prepared by classifying operating expenses by nature of expense as it represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, is in line with the usual presentation of expenses in the ICT services industry;

•     the consolidated statements of comprehensive income include the net income (loss) of the period included in the consolidated income statement and all components of other comprehensive income;

TELECOM ARGENTINA S.A.

•     the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (controlling and non-controlling interest) if corresponds;

•     the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

c)   Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the six-month periods ended June 30, 2021 and 2020:

❑         Consolidated Income Statement as of June 30, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	153,205	14,109	167,314	12,441	1,136	13,577	(873)	180,018
Operating costs without depreciation, amortization and impairment of fixed assets	(99,867)	(11,409)	(111,276)	(7,669)	(692)	(8,361)	873	(118,764)
Adjusted EBITDA	53,338	2,700	56,038	4,772	444	5,216	-	61,254
Depreciation, amortization and impairment of fixed assets	(20,556)	(31,931)	(52,487)	(3,032)	(430)	(3,462)	-	(55,949)
Operating income	32,782	(29,231)	3,551	1,740	14	1,754	-	5,305

Earnings from associates								115
Debt financial results								12,145
Other financial results, net								6,445
Income before income tax expense								24,010
Income tax expense								(25,682)
Net loss								(1,672)

Attributable to:
Controlling Company								(2,005)
Non-controlling interest								333
								(1,672)

TELECOM ARGENTINA S.A.

❑         Consolidated Income Statement as of June 30, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	116,959	67,743	184,702	8,220	4,772	12,992	(695)	196,999
Operating costs without depreciation, amortization and impairment of fixed assets	(73,755)	(43,704)	(117,459)	(5,291)	(3,071)	(8,362)	695	(125,126)
Adjusted EBITDA	43,204	24,039	67,243	2,929	1,701	4,630	-	71,873
Depreciation, amortization and impairment of fixed assets	(14,817)	(32,062)	(46,879)	(1,951)	(1,278)	(3,229)	-	(50,108)
Operating income	28,387	(8,023)	20,364	978	423	1,401	-	21,765

Earnings from associates								324
Debt financial expenses								(19,158)
Other financial results, net								4,957
Income before income tax expense								7,888
Income tax expense								(4,943)
Net income								2,945

Attributable to:
Controlling Company								2,619
Non-controlling interest								326
								2,945

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of June 30,		As of December 31
	2021	2020	2020
Sales revenues from customers located in Argentina	166,709	184,023	n/a
Sales revenues from foreign customers	13,309	12,976	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	30,361	25,307	n/a
CAPEX corresponding to the segment “Other abroad segments”	2,532	3,228	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	821,865	n/a	837,352
Fixed assets corresponding to the segment “Other abroad segments”	30,806	n/a	33,113

Financial Debt corresponding to the segment “Services rendered in Argentina”	233,156	n/a	243,740
Financial Debt corresponding to the segment “Other abroad segments”	7,129	n/a	7,160

d)   Net earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period attributable to owners of the Parent Company by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts are the same.

For the six-month periods ended June 30, 2021 and 2020, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)   Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

TELECOM ARGENTINA S.A.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/18).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variation or any other form of restatement of debts, taxes, prices or fees related to goods, works in progress or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated to the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited consolidated financial statements are restated in current currency of June 30, 2021.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of such indexes in the last two years and as of June 30, 2021 and 2020 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of December 31, 2019	As of June 30, 2020	As of December 31, 2020	As of June 30, 2021

National Consumer Price Index (December 2016=100)	283.44	321.97	385.88	483.60

Variation in Prices
Annual	53.8%	42.8%	36.1%	50.2%
Accumulated 3 months since March 2020 / 2021	n/a	5.4%	n/a	11.0%
Accumulated 6 months	n/a	13.6%	n/a	25.3%

Banco Nación US$/$ exchange rate	59.89	70.46	84.15	95.72

Variation in the exchange rate
Annual	58.9%	65.9%	40.5%	35.9%
Accumulated 3 months since March 2020 / 2021	n/a	9.3%	n/a	4.0%
Accumulated 6 months	n/a	17.6%	n/a	13.8%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2020.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)             Cash and cash equivalents and Investments

	June 30,	December 31,
Cash and cash equivalents	2021	2020
Cash and Banks	12,207	5,821
Time deposits	3,304	4,444
Mutual funds (a)	416	11,025
Government bonds at fair value	487	1,929
Total cash and cash equivalents	16,414	23,219
Investments
Current
Government bonds at fair value	33,869	6,334
Government bonds at amortized cost	-	158
Mutual funds (a)	660	1,807
Allowance for credit risk (b)	-	(100)
Total current investments	34,529	8,199
Non- current
Government bonds at amortized cost	-	429
Investments in associates (c)	2,465	2,538
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	-	(272)
Total non-current investments	2,466	2,696

(a)   As of June 30, 2021 includes $221 in Cash and cash equivalents which availability is restricted between 30 and 60 days, according to contractual provisions. Additionally, it includes $564 and $1,720 in Investments in guarantee of financial operations as of June 30, 2021 and December 31, 2020, respectively, however, they meet IAS 7 requirements to be considered cash and cash equivalents.

(b)   Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(c)   Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 06.30.2021	Valuation as of 12.31.2020
Ver TV. (1)	Cable television station	Argentina	49.00	1,503	1,528
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	520	568
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	442	436
Other minor investments in associates at equity method (4)				-	6
Total				2,465	2,538

(1)         Data about the issuer arises from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

(4)         As of June 30, 2021, were reclassified to current other receivables – Other.

Earnings information:

	Three-months periods ended June 30,		Six-months periods ended June 30,
	2021	2020	2021	2020
Ver TV	20	133	94	237
TSMA	-	39	15	69
La Capital Cable	4	7	6	18
Total	24	179	115	324

Movements in the allowance of current credit risk are as follows:

	June 30,
	2021	2020
At the beginning of the fiscal year	(100)	(108)
Additions – Exchange differences	(10)	(18)
Reclassifications	(62)	(810)
Uses (includes RECPAM)	172	69
At the end of the period	-	(867)

TELECOM ARGENTINA S.A.

Movements in the allowance of non-current credit risk are as follows:

	June 30,
	2021	2020
At the beginning of the fiscal year	(272)	(1,670)
Additions – Exchange differences	(21)	(263)
Reclassifications	62	810
Uses (includes RECPAM)	231	204
At the end of the period	-	(919)

b)            Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as current financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom Argentina and its subsidiaries.

Changes in assets/liabilities components:

	June 30,
Net (increase) decrease in assets	2021	2020
Trade receivables	(7,050)	(8,545)
Other receivables	(3,418)	(3,794)
Inventories	(65)	757
	(10,533)	(11,582)
Net increase (decrease) in liabilities
Trade payables	4,349	3,791
Salaries and social security payables	(206)	71
Taxes payables	(1,391)	2,052
Other liabilities and provisions	(960)	(532)
	1,792	5,382

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	8,822	-
Notes	23,006	8,899
Bank and other financial entities loans	453	29,426
Loans for purchase of equipment	1,042	3,262
Total financial debt proceeds	33,323	41,587
Bank overdrafts	-	(2,755)
Notes	(13,569)	(45)
Bank and other financial entities loans	(7,324)	(26,381)
Loans for purchase of equipment	(1,489)	(1,323)
Total payment of debt	(22,382)	(30,504)
Bank overdrafts	(759)	(3,681)
Notes	(4,896)	(3,766)
Bank and other financial entities loans	(4,472)	(5,966)
By NDF, purchase of equipment and others	(1,062)	(779)
Total payment of interest and related expenses	(11,189)	(14,192)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

PP&E and intangible assets acquisition financed with accounts payable	18,002	20,211
Social security payables cancelled with government bonds	1,091	-
Trade receivables cancelled with government bonds	1,958	-
Trade payables cancelled with financial debt	2,187	-

TELECOM ARGENTINA S.A.

Proceeds from dividends

Brief information on dividends collected by the Company is provided below:

Six-month periods ended June 30,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of June 30, 2021
2021	Ver TV	109	127
	TSMA	57	67
			(*) 194
2020	Ver TV	9	16
	TSMA	5	7
			23

(*) Includes $12 corresponding to dividends distributed during 2020.

Cash dividends distributed and paid

Brief information on cash dividends distributed and paid is provided below:

Six-months periods ended June 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of June 30, 2021
			Currency of the transaction date	Current currency as of June 30, 2020
2021	Núcleo	April 2021	650	694	May 2021	330
				(a) 694		330
2020	Núcleo	April 2020	295	463	May 2020	231
				(b) 463		231

(a)             The second installment will be paid in October 2021.

(b)             The second installment was paid in October 2020.

c)           Dividends payable

	June 30,	December 31,
	2021	2020
ABC Telecomunicaciones	321	-
Total dividends payable	321	-

NOTE 3 – TRADE RECEIVABLES

	June 30,	December 31,
Current	2021	2020
Ordinary receivables	30,142	36,137
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	176	206
Contractual asset IFRS 15	46	58
Allowance for doubtful accounts	(9,558)	(12,645)
	20,806	23,756
Non-current
Ordinary receivables	59	66
Contractual asset IFRS 15	6	8
	65	74
Total trade receivables, net	20,871	23,830

Movements in the allowance for current doubtful accounts are as follows:

	June 30,
	2021	2020
At the beginning of the fiscal year	(12,645)	(8,108)
Additions – Bad debt expenses	(3,113)	(8,049)
Uses and currency translation adjustments (includes RECPAM)	6,200	4,007
At the end of the period	(9,558)	(12,150)

NOTE 4 – OTHER RECEIVABLES

	June 30,	December 31,
Current	2021	2020
Tax credits	1,406	3,474
Prepaid expenses	3,907	1,936
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	168	188
Receivables from sale of customer relationship	36	36
Financial NDF	-	2
Other	1,462	1,694
Allowance for other receivables	(362)	(417)
	6,617	6,913

TELECOM ARGENTINA S.A.

	June 30,	December 31,
Non-current	2021	2020
Tax credits	-	1,077
Prepaid expenses	1,397	209
Regulatory receivables (Núcleo)	285	335
Receivables from sale of customer relationship	41	51
Other	302	334
	2,025	2,006
Total other receivables, net	8,642	8,919

Movements in the allowance for current other receivables are as follows:

	June 30,
	2021	2020
At the beginning of the year	(417)	(59)
Increases	-	(60)
Uses (includes RECPAM)	55	9
At the end of the period	(362)	(110)

NOTE 5 – INVENTORIES

	June 30,	December 31,
	2021	2020
Mobile handsets and others	2,898	3,410
Inventories for construction projects	725	1,573
Subtotal	3,623	4,983
Allowance for obsolescence of inventories	(294)	(318)
Total inventories	3,329	4,665

	June 30,
	2021	2020
At the beginning of the year	(318)	(398)
Additions	(7)	(78)
Uses (includes RECPAM)	31	18
At the end of the period	(294)	(458)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2021	2020
Argentina (1)	314,031	314,114
Abroad (2)	1,394	1,588
Total goodwill	315,425	315,702

(1)    The decrease in the amounts with respect to balance as of December 31, 2020 corresponds to impairment of fixed assets.

(2)    The decrease in the amounts with respect to balance as of December 31, 2020 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2021	2020
PP&E	391,486	406,401
Valuation allowance for obsolescence and impairment of materials	(4,024)	(3,263)
Impairment allowance of PP&E	(1,486)	(1,018)
Total property, plant and equipment	385,976	402,120

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	June 30,
	2021	2020
At the beginning of the year	406,401	423,650
CAPEX	31,838	27,476
Currency translation adjustments	(1,360)	(619)
Net carrying value of decreases and consumption of materials	(462)	(480)
Depreciation of the period	(44,931)	(40,001)
At the end of the period	391,486	410,026

TELECOM ARGENTINA S.A.

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2021	2020
At the beginning of the year	(3,263)	(2,567)
Additions	(786)	(568)
Currency translation adjustments	25	-
At the end of the period	(4,024)	(3,135)

Movements in the impairment allowance of PP&E are as follows:

	June 30,
	2021	2020
At the beginning of the year	(1,018)	(1,368)
Additions	(469)	(54)
Uses	1	541
At the end of the period	(1,486)	(881)

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2021	2020
Intangible assets	132,692	138,185
Impairment allowance	(7,776)	(7,815)
Total intangible assets	124,916	130,370

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	June 30,
	2021	2020
At the beginning of the year	138,185	148,769
CAPEX	1,055	1,059
Currency translation adjustments	(116)	(41)
Amortization of the period	(6,432)	(6,233)
At the end of the period	132,692	143,554

Movements in Impairment allowance of intangible assets are as follows:

	June 30,
	2021	2020
At the beginning of the year	(7,815)	(7,919)
(Additions) / Reversal	39	(170)
At the end of the period	(7,776)	(8,089)

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2021	2020
Leases rights of use
- Sites	16,884	12,657
- Real estate and others	3,577	3,751
- Poles	1,833	1,760
Indefeasible rights of use	996	942
Asset retirement obligations	3,064	3,163
Total rights of use assets	26,354	22,273

Movements in right of use assets are as follows:

	June 30,
	2021	2020
At the beginning of the year	22,273	16,207
CAPEX	8,812	5,660
Net carrying value of decreases	(551)	(134)
Currency translation adjustments	(107)	(42)
Amortization of the period	(4,073)	(3,650)
At the end of the period	26,354	18,041

TELECOM ARGENTINA S.A.

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
Current	2021	2020
Suppliers and commercial accruals	41,833	48,181
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,079	1,144
	42,912	49,325
Non-current
Suppliers and commercial accruals	1,665	3,068
	1,665	3,068
Total trade payables	44,577	52,393

NOTE 11 – FINANCIAL DEBT

	June 30,	December 31,
Current	2021	2020
Bank overdrafts – principal	12,715	4,954
Bank and other financial entities loans – principal	19,960	9,548
Notes – principal	2,808	17,281
NDF	324	647
Loans for purchase of equipment	3,164	3,078
Accrued interest and related expenses	13,746	16,630
	52,717	52,138
Non-current
Notes – principal	86,110	70,850
Bank and other financial entities loans – principal	69,743	92,045
NDF	2	13
Loans for purchase of equipment	4,560	5,213
Accrued interest and related expenses	27,153	30,641
	187,568	198,762
Total financial debt	240,285	250,900

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of June 30, 2021	Balances as of June 30, 2020
Bank overdrafts	4,954	8,822	-	(1,061)	12,715	12,166
Bank and other financial entities loans – principal	101,593	(6,871)	-	(5,019)	89,703	129,237
Notes – principal	88,131	9,437	-	(8,650)	88,918	80,925
NDF	660	(1,021)	-	687	326	1,239
Loans for purchase of equipment	8,291	(447)	-	(120)	7,724	9,063
Accrued interests and related expenses	47,271	(10,298)	6,475	(2,549)	40,899	42,536
Total as of June 30, 2021	250,900	(378)	6,475	(*) (16,712)	240,285

Total as of June 30, 2020	259,331	(3,309)	10,215	8,929		275,166

(*) Includes $2,187 of loans that do not represent cash movement.

Most of the loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of June 30, 2021, Telecom has complied with them.

Recent developments of Financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. Operations carried out during the period ended June 30, 2021 within the mentioned Program are described below:

•                  Series 3 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes. On January 31, 2021, the Company issued Series 3 Notes for a nominal value of $3,197.

During 2020, the Company repurchased approximately $86 (principal nominal value) and on January 2021 repurchased approximately $150 (principal nominal value) at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

TELECOM ARGENTINA S.A.

On maturity date of Series 3 Notes (January 31, 2021), the Company cancelled the remaining principal for $2,961 (nominal value) plus interest accrued to such date.

•                  Series 8 Notes

The Company announced, from January 14, 2021, the subscription of notes for a total nominal value determined in UVA equivalent for up to $1,500, that could be increased to $12,000. The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to $8,708,598,672 Argentine pesos as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,664, since $45 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of June 30, 2021, an amount of $10,881 remained unpaid.

•                  Series 9 Notes

The Company announced, from June 1, 2021, the subscription of notes for a total nominal value determined in US dollars equivalent for up to US$15 million, that could be increased to US$120 million, payable in Argentine pesos to the applicable exchange rate. The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: June 7, 2021.

Amount involved: US$91.8 million payable in Argentine pesos to the applicable exchange rate (equivalent to $8,699 Argentine pesos as of the date of issuance).

Maturity Date: June 7, 2024.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 2.75%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,655, since $44 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

The Company used US$91 million of the proceeds of Series 9 Notes for the total cancellation of Series “A” Notes maturing in June 2021 (see below “Cancellation of Series “A” Notes).

As of June 30, 2021, an amount of $8,757 remained unpaid.

•                  Cancellation of Series “A” Notes

On June 15, 2021, the Company cancelled the outstanding Series “A” Notes for a total amount of US$106,6 million (US$103.2 million of principal and US$3.4 million of interest).

Bank and other financing entities loans

China Development Bank Shenzhen Branch (“CDB”) Loan

On December 14, 2020, the Company agreed with CDB a compromised line of credit of up to RMB 700 million (equivalent to approximately US$100 million), that can be increased to RMB 1,400 million, structured in several tranches. The increase in the amount will be subject to the granting of an insurance by the China Export & Credit Insurance Corporation.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition of telecommunications equipment.

During the first half of 2021, the Company subscribed the second, the third, the fourth and the fifth tranches for a total of RMB117 million (equivalent to approximately $1,665), bearing an annual interest rate of 6.8% payable semi-annually. Principal will be cancelled in 11 semi-annual and consecutive installments since the subscription date of each installment.

As of June 30, 2021, an amount of RMB153 million remained unpaid (equivalent to $2,269).

TELECOM ARGENTINA S.A.

Loans for purchase of equipment

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$85.1 million (of which US$17 million were received during the first half of 2021). Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of June 30, 2021, an amount of US$85.6 million remained unpaid (equivalent to $8,190).

Finnvera

On May 14, 2021, the Company submitted a proposal for an export credit line for a total amount of up to US$30 million to the following entities: (i) JPMorgan Chase Bank, N.A., London Branch, as initial lender, lead coordinator and guarantee of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent, and (iii) JPMorgan Chase Bank, N.A, Buenos Aires branch, as a local custody agent, which was accepted on the same date.

The credit line is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The proceeds from the loans under this credit line will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera premium equivalent to 14.41% of the total amount committed by the lenders under the credit line.

As of June 30, 2021, no proceeds have been received from this credit line.

On July 31, 2021, the Company received a disbursement for a total amount of US$5.1 million (US$4.4 million were received, because US$0.7 million corresponding to the premium were deducted from the initial disbursement).

Núcleo

Global Programs for the issuance of Notes

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series. On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued the following Series of Notes:

Series IV

Issuance date: March 10, 2021.

Amount involved: 130,000,000,000 of Guaraníes (approximately $1,771 as of the date of issuance).

Maturity Date: 84 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (February 2, 2028).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 7.10%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 129,057 million of Guaraníes (equivalent to $1,758), since 943 million of Guaraníes (equivalent to $13) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of June 30, 2021, an amount of 132,814 million of Guaraníes remained unpaid (equivalent to $1,877).

Series V

Issuance date: March 10, 2021.

Amount involved: 120,000,000,000 of Guaraníes (approximately $1,635 as of the date of issuance).

Maturity Date: 120 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (January 17, 2031).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 119,122 million of Guaraníes (equivalent to $1,623), since 878 million of Guaraníes (equivalent to $12) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

TELECOM ARGENTINA S.A.

As of June 30, 2021, an amount of 122,924 million of Guaraníes remained unpaid (equivalent to $1,737).

The proceeds of the aforementioned series IV and V Notes were used for the cancellation of bank loans and financing of working capital.

Fair Value of Financial Debt

As of June 30, 2021, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	118,522	113,184
Other financial debts	121,763	113,622
	240,285	226,806

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
	2021	2020
Current

Salaries, annual complementary salaries, vacation, bonuses and their social security payables	12,270	17,087
Termination benefits	808	880
	13,078	17,967
Non-current

Termination benefits	1,035	1,053
	1,035	1,053
Total salaries and social security payables	14,113	19,020

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Amendments to the Income Tax

Pursuant to Law No. 27,430, as amended by Law No. 27,541, the statutory income tax rate in Argentina for fiscal years 2018, 2019 and 2020 was 30%, while for fiscal years beginning since January 1, 2021, the statutory income tax rate would be 25%. However, on June 16, 2021, Law No. 27,630 was published in the Official Gazette, and replaced the 25% statutory income tax rate by an increasing rate scale related to the taxable income of each taxpayer: 25% for annual taxable income of up to $5 million, 30% for the exceeding annual taxable income between $5 million and $50 million and 35% for annual taxable income exceeding $50 million. The annual taxable income scale will be adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year. The Company has recognized the increase in the statutory income tax rate effects in the “Income tax expense” item of the consolidated income statement as of June 30, 2021.

In addition, Law No. 27,430 established a withholding tax regime on distributed dividends at a rate of 7% for profits generated during fiscal years beginning on or after January 1, 2018 up to and including fiscal year ending on December 31, 2020, and at a rate of 13% for profits generated during fiscal years beginning on or after January 1, 2021. Law No. 27, 630 also amended the last mentioned withholding tax rate, replacing it by 7% for fiscal years beginning on or after January 1, 2021. Withholding tax regime applies only to shareholders who are Argentine resident individuals and to non-resident shareholders.

Income tax - Actions for recourse filed with the Tax Authority

Telecom filed during 2015 to 2020 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012, 2013, 2014 and 2015 for a total amount of approximately $1,261 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

On July 28, 2021 Telecom was notified of the resolution dated July 26, 2021 in which the AFIP has rejected the action for recourse corresponding to fiscal year 2013. Telecom will file an action for recourse before the National Court of First Instance.

TELECOM ARGENTINA S.A.

The Company’s Management, with the assistance of its tax advisors, understands that the arguments that will be presented should obtain a favorable resolution to its claim.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2021	2020
Tax carryforward	(157)	(14,371)
Allowance for doubtful accounts	(4,478)	(3,646)
Provisions	(2,302)	(1,845)
PP&E and Intangible assets	102,932	92,871
Cash dividends from foreign companies	1,215	737
Income tax inflation adjustment deferral effect	23,197	26,744
Other deferred tax liabilities (assets), net	231	(50)
Total deferred tax liabilities, net	120,638	100,440
Actions for recourse tax receivable	(882)	(1,105)
Total deferred tax liability, net	(*) 119,756	99,335

Net deferred tax assets	(492)	(516)
Net deferred tax liabilities	120,248	99,851

(*) Includes $49 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of June 30, 2021, the Company and some subsidiaries have cumulative tax carryforwards of approximately $646, that calculated considering the statutory income tax rate applicable to each entity, represent a deferred tax asset of approximately $157.

The detail of the maturities of estimated Tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 06.30.2021	Tax carryforward expiration year
Inter Radios	2018	3	2023
Telemás (*)	2019	484	2024
Televisión Dirigida	2021	80	2026
Cable Imagen	2021	4	2026
Micro Sistemas	2020	2	2025
Micro Sistemas	2021	73	2026
		646

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	June 30,
	2021	2020
	Profit (loss)
Pre-tax income	24,010	7,888
Non-taxable items – Earnings from associates	(115)	(324)
Non-taxable items – Costs valuation differences of foreign investments	-	(7,195)
Non-taxable items – Other	56	(822)
Restatement in current currency of Equity, goodwill and other	48,024	36,437
Subtotal	71,975	35,984
Weighted statutory income tax rate	34.43%	25.27%
Income tax expense at weighted statutory tax rate	(24,784)	(9,093)
Deferred tax liability restatement in current currency and other (*)	18,660	13,679
Income tax inflation adjustment	(18,832)	(9,436)
Income tax on cash dividends of foreign companies	(726)	(93)
Income tax expense	(25,682)	(4,943)

Current tax expense	(5,359)	(126)
Deferred tax expense	(20,323)	(4,817)

(*) Includes the statutory income tax rate change effect provided by Law No. 27,630.

NOTE 14 –TAXES PAYABLES

	June 30,	December 31,
	2021	2020
Current
Income tax, net and others (*)	2,106	83
Other national taxes	3,822	3,618
Provincial taxes	460	510
Municipal taxes	557	475
	6,945	4,686
Non- current
Provincial taxes	-	7
	-	7
Total taxes payables	6,945	4,693

TELECOM ARGENTINA S.A.

(*) The breakdown of income tax payable of each entity is as follows:

	June 30,	December 31,
	2021	2020
Telecom	1,979	-
Núcleo	124	70
Adesol	1	9
AVC Continente Audiovisual	-	3
Pem	2	-
Cable Imagen	-	1
	2,106	83

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2021	2020
Current
Argentina	5,298	3,845
Abroad	147	336
	5,445	4,181
Non- current
Argentina	9,239	7,669
Abroad	1,369	1,061
	10,608	8,730
Total leases liabilities	16,053	12,911

Movements in Leases liabilities are as follows:

	June 30,
	2021	2020
At the beginning of the fiscal year	12,911	10,767
Increases (*)	8,673	5,577
Financial results, net (**)	1,438	1,084
Cash Flows	(2,536)	(3,681)
Decreases (includes RECPAM)	(4,433)	(864)
At the end of the period	16,053	12,883

(*) Included in acquisitions of Rights of Use assets.

(**) Included in Other Exchange differences and Other interests, net and other investments results.

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
	2021	2020
Current
Deferred revenues on prepaid credit	1,283	1,394
Deferred revenues on connection fees and international capacity leases	699	513
Customer loyalty program	65	5
Compensation for directors and members of the Supervisory Committee	16	18
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	260	651
	2,326	2,584
Non-current
Pension benefits	487	529
Deferred revenues on connection fees and international capacity leases	585	501
Other	336	419
	1,408	1,449
Total other liabilities	3,734	4,033

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2020	Additions			Decreases (iii)	Balances as of June 30, 2021
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	2,026	1,539	-	545	(2,117)	1,993
Total current provisions	2,026	1,539	-	545	(2,117)	1,993
Non- Current
Provisions	5,614	365	36	(545)	(636)	4,834
Asset retirement obligations	3,738	-	545	-	(801)	3,482
Total non-current provisions	9,352	365	581	(545)	(1,437)	8,316

Total provisions	11,378	1,904	581	-	(iv) (3,554)	10,309

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of June 30, 2020
		Capital (v)	Interest (ii)	Reclassifications
Current
Provisions	2,032	12	-	574	(634)	1,984
Total current provisions	2,032	12	-	574	(634)	1,984
Non- Current
Provisions	6,816	155	727	(574)	(1,147)	5,977
Asset retirement obligations	1,081	-	168	-	(224)	1,025
Total non-current provisions	7,897	155	895	(574)	(1,371)	7,002

Total provisions	9,929	167	895	-	(iv) (2,005)	8,986

(i)               $1,923 charged to Other operating expenses and ($19) charged to Other comprehensive income.

(ii)             Charged to Other financial results, net - Other interests, net and other investments results.

(iii)           Includes RECPAM.

(iv)           Includes ($1,747) and ($753) as of June 30, 2021 and 2020, respectively, related to provisions payments.

(v)             $296 charged to Other operating expenses and ($129) charged to Other comprehensive income.

A summary of recent developments as of June 30, 2021 related to the main contingencies and provisions of the Company is provided below:

1.            Probable Contingent liabilities

Regulatory Authority’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and, to a lesser extent, for installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

On March 3, 2021, the “Sanctions Regime applicable to ICT Services” was approved through ENACOM Resolution No. 221/21, ad referendum of ENACOM Board of Directors. The mentioned Resolution, among others, provides: (i) the penalty reference unit as the PBU-SBT value effective as of the date of payment, (ii) a maximum penalty equivalent to 50,000 PBU-SBT and a minimum penalty equivalent to 50 PBU-SBT, (iii) the publication of the penalties imposed in media and/or institutional website; and (iv) the possibility of imposing daily penalties for every day of non-compliance. The resolution was ratified by the ENACOM Board of Directors on April 28, 2021 through Synthesized Resolution No. 581/21.

The Company filed a spontaneous presentation to ENACOM communicating its complete adherence to the recourse filed by “Asociación Argentina de Televisión por Cable” (“ATVC”) against the provisions of that resolution, for considering that it is illegitimate and, consequently, that it should be revoked.

As of the date of these unaudited consolidated financial statements, the Company is analyzing the impact of this new regulation.

2.            Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

TELECOM ARGENTINA S.A.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC. The preliminary injunction ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an extraordinary appeal, which was granted on March 1, 2021.

The Company, with the assistance of its legal advisors, is analyzing the potential impacts related to this new appeal.

NOTE 18 – ADDITIONAL INFORMATION

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2021 and December 31, 2020 are the following:

	06.30.2021	12.31.2020
	In equivalent millions of Argentine pesos
Assets	22,085	25,872
Liabilities	(227,926)	(258,518)
Net Liabilities	(205,841)	(232,646)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of June 30, 2021 amounting to US$13 million, therefore the net liability not hedged amounts to approximately US$2,137 million as of that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of June 30, 2021 and December 31, 2020 is as follows:

	As of June 30, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	21,847	1,430	(45,553)	(291)
Offsetting	(976)	(111)	976	111
Current and non-current assets (liabilities) – Book value	20,871	1,319	(44,577)	(180)

	As of December 31, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	24,942	1,964	(53,505)	(708)
Offsetting	(1,112)	(113)	1,112	113
Current and non-current assets (liabilities) – Book value	23,830	1,851	(52,393)	(595)

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $67,757 as of June 30, 2021 (of which $29,384 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)      Capital Stock

As of June 30, 2021 and December 31, 2020, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)     Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 28, 2021 decided, among other issues, the following:

(a)  To approve the Annual Report and the financial statements of Telecom as of December 31, 2020;

(b)  To approve the Board of Directors’ proposal expressed in current currency of March 31, 2021 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting in: (i) the absorption of the negative Retained earnings as of December 31, 2020 amounting to $6,455,431,747 Argentine pesos ($7,162 in current currency as of June 30, 2021) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” and (ii) the reclassification of $13,776,401,012 Argentine pesos ($14,686 in current currency as of June 30, 2021) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Mobile Services	33,364	37,645	67,633	74,248
Internet Services	18,163	21,031	37,535	42,645
Cable Television Services	17,105	18,822	35,665	39,588
Fixed and Data Services	12,755	15,179	25,884	30,180
Other services revenues	136	293	368	575
Subtotal Services revenues	81,523	92,970	167,085	187,236
Equipment revenues	6,907	4,694	12,933	9,763
Total Revenues	88,430	97,664	180,018	196,999

TELECOM ARGENTINA S.A.

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $174,713 and $175,234 for the six-month periods ended June 30, 2021 and 2020, respectively. The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
	Profit (loss)		Profit (loss)
Employee benefit expenses and severance payments
Salaries, Social security expenses and benefits	(16,604)	(17,212)	(32,623)	(34,193)
Severance indemnities	(1,203)	(514)	(1,919)	(1,727)
Other employee expenses	(386)	(395)	(661)	(757)
	(18,193)	(18,121)	(35,203)	(36,677)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(5,798)	(5,454)	(11,714)	(11,637)
Fees for services	(4,270)	(4,241)	(8,528)	(8,892)
Directors and Supervisory Committee members’ fees	(102)	(55)	(263)	(107)
	(10,170)	(9,750)	(20,505)	(20,636)
Taxes and fees with the Regulatory Authority
Turnover tax	(3,304)	(3,497)	(6,690)	(7,085)
Municipal taxes	(968)	(1,004)	(1,958)	(2,010)
Other taxes and fees	(2,542)	(2,840)	(5,289)	(5,809)
	(6,814)	(7,341)	(13,937)	(14,904)
Cost of equipment and handsets
Inventory balance at the beginning of the period / year	(4,638)	(5,243)	(4,983)	(5,879)
Plus:
Purchases	(3,665)	(2,171)	(7,962)	(5,210)
Other	(201)	419	101	532
Less:
Inventory balance at the end of the period	3,623	3,950	3,623	3,950
	(4,881)	(3,045)	(9,221)	(6,607)
Other operating expenses
Provisions	(1,761)	(212)	(1,923)	(296)
Rentals and internet capacity	(540)	(439)	(1,164)	(1,274)
Energy, water and other services	(1,463)	(1,736)	(2,919)	(3,899)
Other	(638)	(891)	(1,535)	(1,838)
	(4,402)	(3,278)	(7,541)	(7,307)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(22,877)	(19,405)	(44,931)	(40,001)
Amortization of intangible assets	(3,193)	(2,840)	(6,432)	(6,233)
Amortization of rights of use assets	(2,088)	(2,014)	(4,073)	(3,650)
Impairment of fixed assets	(432)	(116)	(513)	(224)
	(28,590)	(24,375)	(55,949)	(50,108)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 06.30.2021	Total 06.30.2020
Employee benefit expenses and severance payments	(20,659)	(5,804)	(8,740)	(35,203)	(36,677)
Interconnection costs and transmission costs	(6,646)	-	-	(6,646)	(6,911)
Fees for services, maintenance, materials and supplies	(9,935)	(4,140)	(6,430)	(20,505)	(20,636)
Taxes and fees with the Regulatory Authority	(13,784)	(46)	(107)	(13,937)	(14,904)
Commissions and advertising	-	(96)	(9,954)	(10,050)	(10,531)
Cost of equipment and handsets	(9,221)	-	-	(9,221)	(6,607)
Programming and content costs	(12,548)	-	-	(12,548)	(13,504)
Bad debt expenses	-	-	(3,113)	(3,113)	(8,049)
Other operating expenses	(4,569)	(75)	(2,897)	(7,541)	(7,307)
Depreciation, amortization and impairment of fixed assets	(45,068)	(5,083)	(5,798)	(55,949)	(50,108)
Total as of 06.30.2021	(122,430)	(15,244)	(37,039)	(174,713)
Total as of 06.30.2020	(118,206)	(15,128)	(41,900)		(175,234)

TELECOM ARGENTINA S.A.

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(3,655)	(5,380)	(6,655)	(10,457)
Foreign currency exchange gains (losses) on financial debts (**)	12,368	(8,881)	18,800	(8,701)
Total Debt financial results	8,713	(14,261)	12,145	(19,158)
(Losses) gains on operations with notes and bonds	(555)	290	(939)	388
Other exchange differences (***)	1,601	1,390	4,155	2,942
Other interests, net and other investments results	(567)	(450)	(1,033)	(290)
Other taxes and bank expenses	(892)	(791)	(1,756)	(1,733)
Financial expenses on pension benefits	(75)	(77)	(158)	(159)
Financial discounts on assets, debts and others	(844)	(115)	(1,572)	(86)
RECPAM	3,696	2,225	7,748	3,895
Total other financial results, net	2,364	2,472	6,445	4,957
Total financial results, net	11,077	(11,789)	18,590	(14,201)

(*) Includes ($180) and ($140) corresponding to net losses generated by NDF in the six-month periods ended June 30, 2021 and 2020, respectively.

(**) Includes ($605) and ($712) corresponding to net losses generated by NDF in the six-month periods ended June 30, 2021 and 2020, respectively.

(***) Includes $91 corresponding to income related to decreases in financial assets at amortized cost in the six-month period ended June 30, 2021.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

On January 1, 2018, Cablevisión was merged with Telecom Argentina (surviving entity), which was approved by the CNV (and registered in the IGJ under No. 16,345, Book 91, Tome “Corporations”). Since such date, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

	June 30,	December 31,
	2021	2020
CURRENT ASSETS
Trade receivables
Ver TV	2	2
	2	2
Other receivables
La Capital Cable	161	132
TSMA	-	3
Ver TV	2	12
	163	147
CURRENT LIABILITIES
Trade payables
TSMA	1	-
	1	-

Other liabilities
Televisora Privada del Oeste S.A.	3	3
	3	3

TELECOM ARGENTINA S.A.

•                  Related parties

	June 30,	December 31,
	2021	2020
CURRENT ASSETS
Trade receivables
Other Related parties	174	204
	174	204
Other receivables
Other Related parties	5	41
	5	41
CURRENT LIABILITIES
Trade payables
Other Related parties	1,078	1,144
	1,078	1,144

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Six-month periods ended June 30,
		2021	2020
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	19	29
Ver TV	Services revenues and other revenues	2	-
		21	29
		Operating costs
La Capital Cable	Fees for services	(34)	(36)
		(34)	(36)
		Financial Results
Ver TV	Interests	-	42
TSMA	Interests	-	18
		-	60

•                  Related Parties

	Transaction	Six-month periods ended June 30,
		2021	2020
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	127	131
		127	131
		Operating costs
Other Related parties	Programming costs	(1,681)	(2,080)
Other Related parties	Editing and distribution of magazines	(365)	(488)
Other Related parties	Advisory services	(258)	(252)
Other Related parties	Advertising purchases	(210)	(270)
Other Related parties	Other purchases and commissions	(77)	(111)
		(2,591)	(3,201)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)        Amendment of the Telecom Argentina’s Bylaws

The Extraordinary General Meeting and the Special Meetings of the Class “A” and Class “D” Shares held on October 10, 2019 approved the amendment of sections 4, 5 and 6 of the Bylaws, so that the shares Class “A” and Class “D”, currently book-entry, may be represented in a cardboard or in book-entry form, as determined by a special meeting of Class “A” or Class “D” shares. The delegation of powers to the Board of Directors was approved to determine the time, terms and condition of issuance of the securities representing the cardboard shares, in the event that this was resolved in the future by the respective Special Meetings of Class “A” and Class “D” shares.

Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of section 10 of the Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new notification procedures to calls for such Meetings.

On April 14, 2021, the Company was notified by the IGJ of the registration of both Bylaws’ amendments.

TELECOM ARGENTINA S.A.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

Since the beginning of 2020 and given the extent of the Covid-19 spread, several governments in the world implemented diverse measures to restrict the movement of the population and to content the spread of the virus.

In Argentina, the National Government ordered the Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication services.

On November 9, 2020, the National Government ordered the Mandatory and Preventive Social Distancing, in which the provision of telecommunication services remained considered as “essential”.

During the second quarter of 2021, and as a result of the outbreak of Covid-19, the National Government determined new restrictions and measures aimed at controlling the community circulation of the virus throughout the national territory. The implemented measures do not directly affect Telecom's operation as the provision of telecommunication services remained considered as essential.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. which became a priority during the pandemic. Services provided by the Company also allow small, medium and large companies to remain in business, and therefore contribute to sustain the country’s economy. Moreover, services provided by the Company, in this context, have allowed people to stay connected and entertained, as well as to work remotely and remain informed from their homes.

By the end of 2020, Argentina began the national vaccination campaign under the direct management of the National and Provincial Governments and the Government of the Autonomous City of Buenos Aires. During the first quarter of 2021 the national vaccination campaign was aimed at the population in risk (older people) and health and education staff. During the second quarter of 2021, the national vaccination campaign included the remaining adult population.

✓              External initiatives implemented by Telecom related to the health emergency

The pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency. Telecom, as part of its permanent commitment to its community in response to the Covid-19 emergency, has taken several initiatives of great social value, which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020, standing out the provision of connectivity for field hospitals and discounts in services for health and educational entities, that remain until today, in addition to benefits to customers to take even more advantage of the connection possibilities and to access to valuable information and to educational and entertainment content.

✓              Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020. Among these initiatives stand out the creation of a Crisis Committee or the implementation of home office for more than 70% of its employees and the infrastructure works reinforcement, which provided networks with the capacity required to continue operating without any inconvenience.

✓              Main Accounting Impacts

As of the date of these unaudited consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; we continue operating and we expect to continue without any inconvenience.

In accordance with IAS 36, the Company’s Management has assessed if there were indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company as a consequence of the pandemic, as the volume of operations is expected to remain stable.

On the other hand, the Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period.

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

It is estimated that, during the second half of 2021, Argentina will continue with a mixed presence and virtual schedule in a large part of the industrial, commercial and educational activities and whose evolution will depend on the health scenario. The ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted.

The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company's Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom's businesses.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“DNU No. 690/20”) amending the LAD. DNU No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet –as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility.

DNU No. 690/20 further established that the prices of the Essential and Strategic Competition Public ICT Services, the prices of those services provided in accordance with the Universal Service and the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, DNU No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s Compulsory Universal Telecommunication Service (“PBU”).

Finally, DNU No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

DNU No. 690/20 was ratified by the Argentine Congress under Law No. 26,122 and regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. Licensees must consider the prices effective as of July 31, 2020 as the price of reference for such increase. Such Resolution also provided that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by DNU No. 690/20 for the different services provided by ICT licensees, namely:

•	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;
•	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;
•	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;
•	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

Resolution No. 1,467/20 further determined the price and the characteristics of each PBU and its beneficiaries. Licensees are under the obligation to report on a monthly basis the number of customers subscribed to the different PBU. Finally, Resolution No. 1,467/20 also imposed different reporting obligations to be fulfilled before the ENACOM on the licensees that hold registration for subscription broadcasting services by physical or radio electric link and on licensees of subscription television audiovisual communication services by satellite link.

On the other hand, the Company ordered a price recomposition since January 2021, failing to transfer to the price of its services, the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of DNU No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision.

TELECOM ARGENTINA S.A.

On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided to accept the Company’s appeal, revoke the origin instance court’s decision and, consequently, grant the preliminary injunction requested, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of DNU No. 690/20 and resolutions provided as a consequence and their non-applicability to the Company for a period of six months. As supported by the preliminary injunction granted, the Company ordered a new price recomposition in June 2021.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The National Government and ENACOM filed extraordinary legal proceedings against the mentioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021 through the decision of Chamber II decision the Federal Court of Appeals on Administrative Litigation Matters.

On June 29, 2021, the PEN and ENACOM filed legal proceedings before the Argentine Supreme Court of Justice. As of the date of these unaudited consolidated financial statements, the mentioned legal proceedings have not been attended.

The Company, with the assistance of its legal advisors, is analyzing the actions available to the Company in order to protect its legal rights.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of these unaudited consolidated financial statements. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of DNU No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by the Asociación Argentina de Televisión por Cable (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry was granted by a Federal Court of the Province of Córdoba, that ordered the suspension of DNU No. 690/20, of Decree No. 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to DNU No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Preliminary injunction “Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad”

On March 31, 2021, the Company was informed by ATVC, that in the case Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad” (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of DNU No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

TELECOM ARGENTINA S.A.

The Company, together with its legal advisors, is analyzing the effects of this preliminary injunction, since Telecom Argentina is an associate of ATVC.

NOTE 28 – SUBSEQUENT EVENTS TO JUNE 30, 2021

Global Programs for the issuance of Notes

•                  Series 4 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes. On January 31, 2020 the Company issued Series 4 Notes for a total nominal value of $1,200.

On maturity date of Series 4 Notes (July 31, 2021), the Company cancelled the total principal for $1,200 (nominal value) plus interest accrued to such date.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2021

(In millions of Argentine pesos or as expressly indicated)

1.             General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of June 30, 2021 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the six-month period ended June 30, 2020, restated to current currency as of June 30, 2021.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the unaudited consolidated financial statements) of the last two years and as of June 30, 2021 and 2020 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2019	As of June 30, 2020	As of December 31, 2020	As of June 30, 2021

National Consumer Price Index (December 2016=100)	283.44	321.97	385.88	483.60

Variation in Prices
Annual	53.8%	42.8%	36.1%	50.2%
Accumulated 3 months since March 2020 / 2021	n/a	5.4%	n/a	11.0%
Accumulated 6 months	n/a	13.6%	n/a	25.3%

Banco Nación US$/$ exchange rate	59.89	70.46	84.15	95.72

Variation in the exchange rate
Annual	58.9%	65.9%	40.5%	35.9%
Accumulated 3 months since March 2020 / 2021	n/a	9.3%	n/a	4.0%
Accumulated 6 months	n/a	17.6%	n/a	13.8%

2.             Telecom’s activities for the six-month periods ended June, 2021 (“1H21”) and 2020 (“1H20”)

			Variation
	1H21	1H20	$	%
Revenues	180,018	196,999	(16,981)	(8.6)
Employee benefit expenses and severance payments	(35,203)	(36,677)	1,474	(4.0)
Interconnection and transmission costs	(6,646)	(6,911)	265	(3.8)
Fees for services, maintenance, materials and supplies	(20,505)	(20,636)	131	(0.6)
Taxes and fees with the Regulatory Authority	(13,937)	(14,904)	967	(6.5)
Commissions and advertising	(10,050)	(10,531)	481	(4.6)
Cost of equipment and handsets	(9,221)	(6,607)	(2,614)	39.6
Programming and content costs	(12,548)	(13,504)	956	(7.1)
Bad debt expenses	(3,113)	(8,049)	4,936	(61.3)
Other operating expenses	(7,541)	(7,307)	(234)	3.2
Depreciation, amortization and impairment of fixed assets	(55,949)	(50,108)	(5,841)	11.7
Operating income	5,305	21,765	(16,460)	(75.6)
Earnings from associates	115	324	(209)	(64.5)
Financial results, net	18,590	(14,201)	32,791	n/a
Income before income tax expense	24,010	7,888	16,122	204.4
Income tax expense	(25,682)	(4,943)	(20,739)	419.6
Net (loss) income	(1,672)	2,945	(4,617)	(156.8)

Attributable to:
Controlling Company	(2,005)	2,619	(4,624)	(176.6)
Non-controlling interest	333	326	7	2.1
	(1,672)	2,945	(4,617)	(156.8)

Basic and diluted earnings (losses) per share attributable to the Controlling Company (in Argentine pesos)	(0.93)	1.22

In relation to the economic performance, operating income amounted to $5,305, representing 2.9% of consolidated revenues. Additionally, financial results amounted to a gain of $18,590. However, income tax expenses amounted to $25,682, mainly due to the statutory income tax rate change in accordance to Law No. 27,630. As a result, Net loss amounted to $1,672.

I

•                Revenues

			Variation
	1H21	1H20	$	%
Mobile Services	67,633	74,248	(6,615)	(8.9)
Internet Services	37,535	42,645	(5,110)	(12.0)
Cable Television Services	35,665	39,588	(3,923)	(9.9)
Fixed and Data Services	25,884	30,180	(4,296)	(14.2)
Other services revenues	368	575	(207)	(36.0)
Subtotal Services revenues	167,085	187,236	(20,151)	(10.8)
Equipment revenues	12,933	9,763	3,170	32.5
Total Revenues	180,018	196,999	(16,981)	(8.6)

During 1H21 consolidated revenues showed a decrease of 8.6% (-$16,981 vs. 1H20) amounting to $180,018 This decrease in revenues is noted in services revenues, partially offset by higher Equipment revenues.

Albeit the greater demand for services, with a slight growth in the Internet and Cable television customer base, accompanied by a stable churn, consolidated revenues decreased because the rate of inflation for the last twelve months amounted to 50.2% and the Company did not transfer a portion of this effect to its prices as a result of the different measures provided by the National Government.

Services revenues amounted to $167,085 in 1H21 (-10.8% vs. 1H20) and represent 92.8% of consolidated revenues. Mobile Services revenues amounted to $67,633 in 1H21 (-$6,615 vs. 1H20), Internet Services revenues amounted to $37,535 in 1H21 (-$5,110 vs. 1H20), Cable Television Services revenues amounted to $35,665 in 1H21 (-$3,923 vs. 1H20) and Fixed and Data Services revenues amounted to $25,884 in 1H21 (-$4,296 vs. 1H20). Equipment revenues increased 32.5%, amounting to $12,933 in 1H21 and represent 7.2% of consolidated revenues.

Consolidated Revenues include $15,171 and $72,261 in 1H21 and 1H20, respectively, related to the effect generated by the restatement in current currency as of June 30, 2021.

Mobile Services

Mobile Services revenues amounted to $67,663 (-$6,615 or -8.9% vs. 1H20), being the main business in term of service revenues (40.5% and 39.7% of services revenues in 1H21 and 1H20, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $59,845 (-$4,915 or -7.6% vs. 1H20).

The effect generated by the restatement in current currency as of June 30, 2021 included in mobile services revenues amounted to $5,677 and $27,207 in 1H21 and 1H20, respectively.

Personal’s mobile customers amounted to 19.3 million and 18.8 million as of June 30, 2021 and 2020, respectively. The main ratios related to the services provided to these customers were:

•                  As of June 30, 2021, 58% of total customers are prepaid customers, and 42% are postpaid customers, while, as of June 30, 2020, 59% of total customers were prepaid customers and 41% were postpaid customers.

•                  Mobile Internet services revenues are equivalent to 73% of Personal’s customer’s total services revenues.

•                  The monthly average revenue per user (“ARPU”) is $525.2 Argentine pesos per month in 1H21 (vs. $564.0 Argentine pesos per month in 1H20), representing a decrease of 6.9%. The effect generated by the restatement in current currency as of June 30, 2021 included in ARPU amounted to $43.9 Argentine pesos and $207.3 Argentine pesos in 1H21 and 1H20, respectively.

•                  The average churn rate per month positioned into 0.7% in 1H21 (vs. 2.1% average in 1H20).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 13.9 million customers with 4G devices throughout the country. The traffic carried by 4G technologies in 1H21 corresponds to the 91% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use.

Mobile services revenues generated in Paraguay amounted to $7,788 (-$1,700 or -17.9% vs. 1H20) due to decrease of the customer base and a slight decrease in ARPU, partially offset by the appreciation of the Guaraní against the Argentine Peso.

II

The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s mobile customers decrease 2.7%, amounting to in 2.2 million as of June 30, 2021. As of June 30, 2021 and 2020, 83% of total customers consist of prepaid customers and 17% consist of postpaid customers.

•                  The monthly ARPU amounted to $558.0 Argentine pesos per month in 1H21 (vs. $569.0 pesos in 1H20), representing a 1.9% decrease.

•                  The average churn rate per month amounted to 3.6% in 1H21 (vs. 3.5% in 1H20).

Internet Services

Internet services revenues amounted to $37,535 in 1H21 (-$5,110 or -12.0% vs. 1H20) driven mainly by the 17.3% decrease in broadband ARPU, which amounted to $1,442.3 Argentine pesos in 1H21 (vs. $1,743.7 Argentine pesos in 1H20). The effect generated by the restatement in current currency as of June 30, 2021 included in ARPU amounts to $123.9 Argentine pesos and $638.4 Argentine pesos in 1H21 and 1H20, respectively.

It should be noted that customers with service of 20Mb or higher represent 76.0% and 67.5% of the total customer base as of June 30, 2021 and 2020, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of June 30, 2021 amounted to 775,309, 132,785 and 5,825, respectively, positioning Fibertel brand as the technological benchmark brand of the industry.

Internet services subscriber base increased 3.1% in 1H21 amounting to 4.2 million customers. Churn rate per month positioned into 1.5% and 1.3% as of June 30, 2021 and 2020, respectively.

The effect generated by the restatement in current currency as of June 30, 2021 included in Internet Services revenues amounts to $3,216 and $15,649 in 1H21 and 1H20, respectively.

Cable Television Services

Cable Television Services revenues amounted to $35,665 in 1H21 (-$3,923 or -9.9% vs. 1H20). The variation is mainly due to a 15.8% decrease in ARPU, amounting to $1,586.9 Argentine pesos in 1H21 (vs. $1,885.5 Argentine pesos in 1H20). The effect generated by the restatement in current currency as of June 30, 2021 included in ARPU amounts to $93.1 Argentine pesos and $690.5 Argentine pesos in 1H21 and 1H20, respectively.

Subscriber base in Argentina remains stable amounting to 3.3 million customers as of June 30, 2021, of which 1.1 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.0% as of June 30, 2021 and 2020.

In November 2020, we incorporated Disney+ into the Flow ecosystem, to transform it into a comprehensive platform so that customers continue to choose it both for its content offering and for its differential functionalities. Flow today, in addition to TV, series, films and documentaries on demand and exclusive co-productions, includes music and gaming and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of June 30, 2021 included in Cable television services revenues amounts to $3,051 and $14,548 in 1H21 and 1H20, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $25,884 in 1H21 (-$4,296 or -14.2% vs. 1H20).

The effect generated by the restatement in current currency as of June 30, 2021 included in Fixed and Data Services revenues amounts to $2,174 and $11,073 in 1H21 and 1H20, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $656.6 Argentine pesos in 1H21 (vs. $780.1 Argentine pesos in 1H20). The effect generated by the restatement in current currency as of June 30, 2021 included in ARBU amounts to $57.4 Argentine pesos and $286.5 Argentine pesos in 1H21 and 1H20, respectively.

Equipment

Equipment revenues amounted to $12,933 in 1H21 (+3,170 or +32.5% vs. 1H20). This variation is mainly due to an increase in handsets sold as compared to 1H20 (+42%), complemented by an increase of approximately 45% in handset average sale prices as compared to 1H20.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in current currency as of June 30, 2021 included in Equipment revenues amounts to $1,020 and $3,578 in 1H21 and 1H20, respectively.

III

•                  Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $118,764 in 1H21, which represents a decrease of $6,362 or -5.1% vs. 1H20. These lower costs are related with the decrease in all operating costs, except for costs of equipment and handsets and other operating expenses.

The effect generated by the restatement in current currency as of June 30, 2021 included in operating costs amounts to $12,027 and $46,521 in 1H21 and 1H20, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $35,203 in 1H21 (-$1,474 or -4.0% vs. 1H20). The decrease is mainly due to a decrease in the Company’s headcount (23,051 employees in 1H21) partially offset by higher charges for dismissals, increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of June 30, 2021 included in employee benefit expenses and severance payments amounts to $2,972 and $13,465, as of 1H21 and 1H20, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $6,646 in 1H21 (-$265 or -3.8% vs. 1H20). The decrease is mainly due to fewer links and sites, partially offset by increases in the exchange rate in relation to services in U$S.

The effect generated by the restatement in current currency as of June 30, 2021 included in interconnection and transmission costs amounts to $577 and $2,515 in 1H21 and 1H20, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $20,505 in 1H21 (-$131 or -0.6% vs. 1H20). Fees for services decreased $208 while fees for maintenance, materials and supplies increased $77 vs. 1H20.

The effect generated by the restatement in current currency as of June 30, 2021 included in fees for services, maintenance, materials and supplies amounts to $2,430 and $7,905 in 1H21 and 1H20, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $13,937 in 1H21 (-$967 or -6.5% vs. 1H20). This decrease is mainly due to the effect of lower revenues in 1H21 vs. 1H20. Taxes and fees with the Regulatory Authority represent 7.7% and 7.6% of consolidated revenues in 1H21 and 1H20, respectively.

The effect generated by the restatement in current currency as of June 30, 2021 included in taxes and fees with the Regulatory Authority amounts to $1,180 and $5,469 in 1H21 and 1H20, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $10,050 in 1H21 (-$481 or -4.6% vs. 1H20). The decrease is mainly due to lower charges for agent commissions and lower advertising services costs.

The effect generated by the restatement in current currency as of June 30, 2021 included in commissions and advertising amounts to $819 and $3,873 in 1H21 and 1H20, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $9,221 in 1H21 (+$2,614 or +39.6% vs. 1H20). Thereby, $8,730 of such amount correspond to cost of handsets sold in Argentina, which increased 43.2% vs. 1H20, mainly due to higher handsets sold and the increase in the purchase prices of handsets.

IV

The effect generated by the restatement in current currency as of June 30, 2021 included in cost of equipment and handsets amounts to $1,816 and $2,685 in 1H21 and 1H20, respectively.

Programming and content costs

Programming and content costs amounted to $12,548 in 1H21 (-$956 or -7.1% vs. 1H20), mainly due to commercial efficiencies, partially offset by price increases of approximately 30% in almost all signals.

The effect generated by the restatement in current currency as of June 30, 2021 included in programming and content costs amounts to $1,112 and $4,972 in 1H21 and 1H20, respectively.

Bad debt expenses

Bad debt expenses amounted to $3,113 in 1H21 (-$4,936 or -61.3% vs. 1H20). Bad debt expenses represent 1.7% and 4.1% of total consolidated revenues in 1H21 and in 1H20, respectively. The decrease is mainly due to the different actions undertaken by the Company in retail defaulted-payment management since the end of 2020, which results have an impact in 1H21. Through several campaigns and promotions, bad debt receivables are recovered from clients who, in many cases, had suffered a degradation of their services or were in a situation of disconnection, as a result of the pandemic and the general economic situation of the country. Regarding corporate segment customers, collection procedures were carried, and resulted in the recovery of important receivables.

The effect generated by the restatement in current currency as of June 30, 2021 included in bad debt expenses amounts to $249 and $2,940 in 1H21 and 1H20, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $7,541 in 1H21 (+$234 or +3.2% vs. 1H20). The increase is mainly due to higher provisions, partially offset by lower energy costs and other public services charges, lower rentals and internet capacity charges, and other charges.

The effect generated by the restatement in current currency as of June 30, 2021 included in other operating expenses amounts to $872 and $2,697 in 1H21 and 1H20, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $55,949 in 1H21 (+$5,841 or +11.7% vs. 1H20). The increase is due to the impact of the amortization of the CAPEX subsequent to June 30, 2020 as a consequence of the adjusted investment plan that the Company is developing.

The effect generated by the restatement in current currency as of June 30, 2021 included in depreciation, amortization and impairment of fixed assets amounts to $32,361 and $33,340 in 1H21 and 1H20, respectively.

•    Operating income

Operating income amounted to $5,305 in 1H21 (-$16,460 or -75.6% vs. 1H20), representing 2.9% of consolidated revenues in 1H21 (vs. 11.0% in 1H20).

•    Financial results, net

			Varition
	1H21	1H20	$	%
Interests on financial debts	(6,655)	(10,457)	3,802	(36.4)
Foreign currency exchange gains (losses) on financial debts	18,800	(8,701)	27,501	n/a
Total debt financial results	12,145	(19,158)	31,303	(163.4)
Exchange differences on remaining items	4,155	2,942	1,213	41.2
(Losses) gains on operations with notes and bonds	(939)	388	(1,327)	n/a
Other interests, net and other investments results	(1,033)	(290)	(743)	n/a
RECPAM	7,748	3,895	3,853	98.9
Other	(3,486)	(1,978)	(1,508)	76.2
Total other financial results, net	6,445	4,957	1,488	30.0
Total financial results, net	18,590	(14,201)	32,791	n/a

V

Financial gain, net amounted to $18,590 in 1H21 (vs. a loss of $14,201 in 1H20). Financial Results, net in 1H21 mainly include foreign exchange gains measured in real terms of $22,955 as a result of a 13.8% devaluation of the Argentine peso against the US dollar vs. a 25.3% inflation (vs. a loss of $5,759 in 1H20, 17.6% devaluation of the Argentine peso against the US dollar vs. a 13.6% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $7,748 (vs. $3,895 in 1H20). These effects are partially offset by losses of (i) interest on financial debts, measured in real terms, of $6,655 (vs. a loss of $10,457 in 1H20), (ii) operations with notes and bonds of $939 (iii) other interest, net and other investment results of $1,033 and other financial results of $3,486.

•    Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax vs. financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $25,682 in 1H21 vs. $4,943 in 1H20. It mainly includes the change in the statutory income tax rate in accordance with the provisions of Law No. 27,630, which replaced the 25% rate with a scale of increasing rates based on the taxable income of each taxpayer that reaches 35% since fiscal year 2021. Therefore, it includes the following effects: (i) regarding current tax expenses, Telecom generated a $5,359 tax expense in 1H21 (vs. $126 in 1H20), and (ii) regarding the deferred tax in 1H21, Telecom recorded a deferred tax loss of $20,323 in 1H21 (vs. 4,817 in 1H20).

•    Net (loss) income

Telecom Argentina recorded a net loss of $1,672 in 1H21 (vs. a net income of $2,945 in 1H20) and represents -0.9% of consolidated revenues (vs. +1.5% in 1H20). Net loss recorded in 1H21 is mainly due to the income tax expense of $25,682, partially offset by the operating income amounting to $5,305, and the financial gains, net amounting to $18,590.

Net loss attributable to controlling shareholders amounted to $2,005 in 1H21 vs. a gain of $2,619 in 1H20.

•    Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $189,342 and $219,323 as of June 30, 2021 and as of December 31, 2020, respectively.

•    Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1H21 and 1H20 is as follows:

	In millions of $		Variation
	1H21	1H20	$	%
PP&E	31,838	27,476	4,362	15.9
Intangibles assets	1,055	1,059	(4)	(0.4)
Total CAPEX	32,893	28,535	4,358	15.3
Rights of use assets	8,812	5,660	3,152	55.7
Total	41,705	34,195	7,510	22.0

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

During 1H21 Telecom continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

VI

3. Telecom Group’s activities for the three-month periods ended June 30, 2021 (“2Q21”) and 2020 (“2Q20”)

			Variation
	2Q21	2Q20	$	%
Revenues	88,430	97,664	(9,234)	(9.5)
Operating costs without depreciation, amortization and impairment of fixed assets	(60,512)	(60,650)	138	(0.2)
Depreciation, amortization and impairment of fixed assets	(28,590)	(24,375)	(4,215)	17.3
Operating (loss) income	(672)	12,639	(13,311)	(105.3)
Earnings from associates	24	179	(155)	(86.6)
Financial results, net	11,077	(11,789)	22,866	(194.0)
Income before income tax expense	10,429	1,029	9,400	n/a
Income tax expense	(22,100)	(2,264)	(19,836)	n/a
Net loss	(11,671)	(1,235)	(10,436)	n/a

Attributable to:
Controlling Company	(11,703)	(1,415)	(10,288)	n/a
Non-controlling interest	32	180	(148)	(82.2)
	(11,671)	(1,235)	(10,436)	n/a

Basic and diluted losses per share attributable to the Controlling Company (in Argentine pesos)	(5.43)	(0.66)

Revenues in 2Q21 amounted to $88,430, operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $60,512, depreciation, amortization and impairment of fixed assets amounted to $28,590 (equivalent to 32.3% of consolidated revenues) and operating loss amounted to $672 (equivalent to -0.8% of consolidated revenue in 2Q21 vs. 12.9% in 2Q20).

Services revenues amounted to $81,523 in 2Q21 -equivalent to 92.2% of consolidated revenues-, and equipment revenues amounted to $6,907 in 2Q21 –equivalent to 7.8% of consolidated revenues–.

Mobile services revenues amounted to $33,364 in 2Q21 –equivalent to 40.9% of consolidated services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $18,163 in 2Q21 –equivalent to 22.3% of consolidated services revenues–.

Cable television services revenues amounted to $17,105 in 2Q21 –equivalent to 21% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $12,755 in 2Q21 –equivalent to 15.6% of consolidated service revenues–.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $60,512 in 2Q21, being the main components, employee benefit expenses and severance payments (amounted to $18,193); fees for services, maintenance, materials and supplies (amounted to $10,170); taxes and fees with the Regulatory Authority (amounted to $6,814); programming and content costs (amounted to $5,799); and commissions and advertising (amounted to $5,188).

Financial results, net amounted to a gain of $11,077 in 2Q21, mainly due to net foreign exchange gains, measured in real terms, amounting to $13,969, and the net gain on restatement in current currency amounting to $3,696, partially offset by losses on: interests on financial debts amounting to $3,655, other interests, net and other investments results amounting to $567, $555 on operations with notes and bonds and other financial results amounting to $1,811.

Income tax expense amounted to $22,100 in 2Q21. Therefore, Telecom Argentina obtained a net loss amounting to $11,671 in 2Q21, which represents -13.2% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $11,703 in 2Q21.

VII

4.              Summary of comparative consolidated statements of financial position

	June 30,
	2021	2020	2019	2018
Current assets	81,695	115,131	92,035	99,348
Non-current assets	857,719	881,584	891,888	878,375
Total assets	939,414	996,715	983,923	977,723
Current liabilities	125,737	192,741	131,931	208,964
Non-current liabilities	330,848	274,424	256,518	174,969
Total liabilities	456,585	467,165	388,449	383,933
Equity attributable to the Controlling Company	475,664	521,843	588,113	585,421
Equity attributable non-controlling interest	7,165	7,707	7,361	8,369
Total Equity	482,829	529,550	595,474	593,790
Total liabilities and equity	939,414	996,715	983,923	977,723

5.              Summary of comparative consolidated income statements

	1H21	1H20	1H19	1H18
Revenues	180,018	196,999	203,179	229,600
Operating costs	(174,713)	(175,234)	(183,110)	(188,555)
Operating income	5,305	21,765	20,069	41,045
Earnings from associates	115	324	354	377
Financial results, net	18,590	(14,201)	10,349	(42,065)
Income (loss) before income tax expense	24,010	7,888	30,772	(643)
Income tax expense	(25,682)	(4,943)	(16,343)	7,873
Net (loss) income	(1,672)	2,945	14,429	7,230
Other comprehensive income (loss), net of tax	(2,153)	(1,597)	(4,547)	4,249
Total comprehensive (loss) income	(3,825)	1,348	9,882	11,479
Attributable to Controlling Company	(3,664)	1,312	10,534	9,936
Attributable to non-controlling interest	(161)	36	(652)	1,543

6.              Summary of comparative consolidated statements of cash flow

	1H21	1H20	1H19	1H18
Net cash flows provided by operating activities	56,340	71,008	69,947	56,622
Net cash flows used in investing activities	(58,968)	(35,404)	(38,062)	(35,073)
Net cash flows used in financing activities	(3,114)	(7,021)	(7,777)	(20,681)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,063)	1,612	(3,075)	4,758
Total cash and cash equivalents provided during the period	(6,805)	30,195	21,033	5,626

7.              Statistical data (in physical units in index-term)

	06.30.21	06.30.20	06.30.19	06.30.18
Cable TV Subscribers (i)	101.5%	100.2%	99.8%	99.8%
Internet Access (ii)	104.2%	101.1%	101.7%	101.0%
Fixed telephony services lines (ii)	83.6%	84.2%	89.4%	96.9%
Personal Mobile telephony services lines (ii)	101.5%	99.1%	97.0%	98.2%
Núcleo’s customers (ii)	96.0%	95.4%	97.5%	97.2%

(i)                Base December 2013= 100

(ii)              Base December 2017= 100

8.              Consolidated ratios

	06.30.21	06.30.20	06.30.19	06.30.18
Liquidity (1)	0.65	0.60	0.70	0.48
Solvency (2)	1.06	1.13	1.53	1.55
Locked-up capital (3)	0.91	0.88	0.91	0.90

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

VIII

9.              Outlook

The COVID 19 health emergency complex scenario continues presenting challenges all around the world in 2021. Although large-scale vaccination plans advanced in the first half of 2021 in Argentina and in the rest of the world, the pandemic continuity - due to the threat of new variants of the virus – continues presenting a complex panorama for this year. Not only a high commitment from all sectors of society will continue to be key, but also a greater articulation between public and private activity will be key, to face the economic and health scenario in the coming months.

The impact of the epidemiological situation on the world’s macro-economy was particularly aggravated in our country by the recessive effects generated by the economic paralysis resulting from isolation. Health uncertainty and price tensions create a scenario that is far from a recovery one. Additionally, there is a need to reactivate the economy in an electoral year in which a greater monetary expansion policy is expected.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain growth levels in line with the investments undertaken, not only to grow but also to maintain the quality of service that we provide to our more than 29 million customers.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In addition to the complex macroeconomic context in Argentina, there is greater uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT services are considered as public services provided on a competitive basis.

Telecom, as well as the whole ICT services industry, consider that this change of rules in the regulatory framework of the industry is harmful. This arbitrary and unnecessary regulation is subject of administrative and legal actions driven by various participants of the industry in order to defend not only the operations of the thousands of companies of the industry, but also the sources of quality work of the hundreds thousands employees, the quality of service we provide to millions of customers who increasingly need more and better connectivity to carry out their daily activities, and for the entire value chain. Because every day is more evident that the digital economy is the key to the recovery and development of Argentina in the coming years.

In the last months, different courts ordered the suspension of Decree No. 690/20 and all the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs. In this way, it was ratified that the entire ICT industry must have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the only and best way for users to continue accessing to more and better services.

However, we consider essential to deepen the path towards cooperation between private and public sectors and civil organizations, to overcome this regulatory contingency, in order to continue expanding the digitalization possibilities for the society as a whole, which requires a high commitment of investment that companies have been sustaining uninterruptedly for years.

In Telecom we maintain our vision of developing an ecosystem of platforms leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers, which we have given an extraordinary boost during the pandemic.

Our sense of permanent innovation drives us not only to maintain current services, but also to expand towards new solutions, enablers and platforms that empower people’s lives and organizations. We are building a more attractive brand for new digital talents, fundamental in the development of services related to the digital economy, and a new work experience for Telecom’s 23,000 employees.

In the same way, we managed to ensure the continuity of the Company’s operations, maintaining not only the quality of the service and satisfaction level of our customers, but also minimizing the possible negative impact on the Company’s results.

IX

Finally, from a financial point of view, during this first half of 2021, thanks to the confidence of the national and international markets in the company’s credit strength and in our business strategy, we issued new Series 8 Notes for a nominal value of $8,709 and Series 9 for a nominal value of $8,699 maturing in 2025 and 2024, respectively. Also, during this period, we canceled the remaining balance of the Series “A” Notes for US$106 million. Additionally, our subsidiary in Paraguay, Núcleo, also entered the financial market by issuing two series of notes maturing in 2028 and 2031 for a total of approximately $3,406. These issuances have allowed us to considerably improve our capital structure.

We expect to continue our transformation process, consolidating our new operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting the growth of digital economy in our country and generating value for our customers.

Carlos Moltini
Chairman of the Board of Directors

X

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q20	259.35	151.95	6.7
3Q20	235.00	166.15	5.7
4Q20	269.95	189.00	5.7
1Q21	206.65	157.00	4.5
2Q21	215.95	139.55	9.9

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
2Q20	11.44	6.64	14.1
3Q20	10.26	6.47	12.4
4Q20	9.12	6.41	16.6
1Q21	6.76	5.35	18.7
2Q21	6.52	4.40	36.4

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 13, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations